UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):. ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

The Registrant’s Unaudited Results for the Second Quarter and Half Year Ended July 3, 2009.

EXHIBITS

Exhibit No.	Description
1.1	The Registrant’s Unaudited Results for the Second Quarter and Half Year Ended July 3, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: July 29, 2009	By: /s/ Brett Gladden Brett Gladden Comapny Secretary

EXHIBIT 1.1

CSR PLC UNAUDITED RESULTS FOR THE SECOND QUARTER

AND HALF YEAR ENDED 3 JULY 2009

Revenues towards higher end of guidance.

SiRF merger completed. Confident of securing synergies.

Strengthened platform. Strengthened financial position.

CSR plc (“CSR”) today reports second quarter results towards the higher end of revenue guidance. Following completion on schedule of the merger with SiRF Technology Holdings, Inc. (“SiRF”), CSR reiterates its confidence in securing at least the previously stated $35m of annualised cost synergies within 60 days. The SiRF merger has strengthened CSR’s enlarged market position and long-term growth platform, creating a leading supplier of wireless connectivity solutions and location platforms.

CSR FINANCIAL HIGHLIGHTS

•

CSR revenue increased 40% to $113m (from $81m in the first quarter) including a one week contribution of $2m from SiRF. On a stand alone basis, CSR revenue increased by 37% to $111m, in line with guidance of $95m to $115m.

•	Gross margin increased by 0.1% points to 41.2%. On a stand alone basis our gross margin increased by 0.5% points to 41.6%.
•	Underlying operating loss of $4.6m, down from $16.5m in the first quarter. On a stand alone basis underlying operating loss of $3.2m.
•	Operating loss of $26.3m, up from $21.2m in the first quarter.
•	Underlying diluted loss per share $0.04, improved from a loss of $0.06 in the first quarter.
•	Diluted loss per share of $0.22, up from a loss of $0.09 in the first quarter.
•	Strengthened balance sheet with combined net cash balance of $396m. Both CSR and SiRF increased their cash balances during the quarter.
•	First half revenue of $193.5m down from $349.3m in the first half of 2008.
•	Diluted loss per share in the first half of $0.31 up from a loss of $0.19 in the first half of 2008.

SIRF FINANCIAL HIGHLIGHTS

•	SiRF revenue on a stand alone basis increased 41% to $48m (from $34m in the first quarter), ahead of guidance given of $42m to $46m.
•	SiRF gross margins up 3.4% points to 50.8% for the second quarter.
•	SiRF underlying operating expenses of $26.6m, in line with previously announced restructuring plan.

COMMERCIAL HIGHLIGHTS & OUTLOOK

•	Strong momentum across the Connectivity Centre;
o

Increasing progress with next-generation Bluetooth device, BlueCore7000, as shipping started in the second quarter and is ramping in volume from the third quarter. Increasing traction across our entire customer base;

o	Launch of SiRFstarIV and SiRFatlasIV, latest generation location platforms, and a number of significant GPS design wins during the second quarter;
o	CSR9000 and UniFi6000 progressing well.
•	Third quarter revenues expected to be between $195m and $215m.

Note: CSR numbers on a stand alone basis reflect the full quarter for CSR excluding the one week of SiRF results consolidated after the closure of the merger.

INTEGRATION HIGHLIGHTS

•

Confident of securing at least the previously stated $35m of annualised cost synergies within our 60 day target period with our integration ahead of plan and the majority of actions already executed. Completion of integrated structure, with three business units and integrated R&D.

•	Positive response from key customers worldwide.

Commenting, Joep van Beurden, Chief Executive Officer, said:

"CSR performed well during the quarter, delivering revenues towards the upper end of our guidance. This reflected strong operational management with tight cash control, as well as the substantial ending of customer de-stocking. We continue to make good progress on our new product pipeline and design wins, in particular with excellent results in securing new additional leads for BC7000 and increased customer interest in our Wi-Fi solutions. In parallel, SiRF delivered second quarter revenues above its guidance and gained significant design wins across its customer base.

“Whilst maintaining our commercial momentum in the run-up to completion of the SiRF merger, we worked hard on planning the integration of the two companies. As a result, we are confident we will implement at least the previously stated annualised synergies and will do so within our target 60 day period.

“The combination with SiRF has significantly strengthened our market position and growth platform, as well as increasing our financial strength. We now offer customers a comprehensive set of innovative GPS/GNSS (Global Navigation Satellite Systems), Bluetooth and embedded Wi-Fi solutions. As end consumers increasingly demand greater wireless connectivity to their phones, cars, laptops, Netbooks and other consumer electronic devices, so our own customers attach increasing levels of importance to connectivity offerings such as ours.

“Yesterday’s launch of SiRFStarIV sets a new level of GPS performance for the entire industry and significantly strengthens our location platforms. It builds on the announcement in June of the SiRFatlasIV platform, which enables a new class of entry level multifunction location and navigation systems.

“For the medium and longer-term, we remain excited about the growth prospects in our markets, driven by the increasing demands for more wireless connectivity. We are creating a substantial and leading supplier of connectivity and location platforms, stronger positioned to realise the potential that we see for the Company.”

OUTLOOK

There remains significant uncertainty about future macro economic trends and their impact on consumer demand across many of our end product groups. In the shorter term however, the substantial ending of de-stocking, coupled with our commercial momentum and normal seasonality, mean we are experiencing an improvement in order levels. This will have a positive effect on third quarter revenues, which we now expect will be between $195m and $215m. Longer term, we are confident that our new product momentum combined with the competitive, operational and financial benefits of our merger with SiRF will better position us to withstand economic pressures and to benefit from an economic recovery.

CSR SECOND QUARTER 2009 AND HALF YEAR RESULTS TABLE

The numbers below reflect the required statutory presentation of our numbers, which include a week of SiRF’s revenue and results. In addition, we have changed our presentation of employee option expense and no longer include those in our underlying expenses. For ease of comparison we have provided summary aggregated financial information for Q1 and Q2 2009 for both SiRF and CSR in the table headed ‘aggregated’ on page 4.

	Q2 2009	Q1 2009	Change Q1 2009 to Q2 2009	Q2 2008	Change Q2 2008 to Q2 2009	H1 2009	H1 2008	Change H1 2008 to H1 2009
Revenue	$112.9m	$80.6m	$32.3m	$188.4m	($75.5m)	$193.5m	$349.3m	($155.8m)
Gross Margin	41.2%	41.1%	0.1%	45.0%	(3.8%)	41.2%	45.1%	(3.9%)
Underlying* R&D expenditure	$33.8m	$32.1m	$1.7m	$38.1m	($4.3m)	$66.0m	$76.2m	($10.2m)
Underlying* SG&A expenditure	$17.3m	$17.5m	($0.2m)	$21.8m	($4.5m)	$34.7m	$47.1m	($12.4m)
Underlying* operating (loss) profit	($4.6m)	($16.5m)	$11.9m	$24.9m	($29.5m)	($21.0m)	$34.1m	($55.1m)
Operating (loss) profit	($26.3m)	($21.2m)	($5.1m)	$21.7m	($48.0m)	($47.5m)	($24.5m)	($23.0m)
Underlying* diluted (loss) earnings per share	($0.04)	($0.06)	$0.02	$0.16	($0.20)	($0.10)	$0.22	($0.32)
Diluted (loss) earnings per share	($0.22)	($0.09)	($0.13)	$0.13	($0.35)	($0.31)	($0.19)	($0.12)
Net cash from operating activities	$24.8m	$3.6m	$21.2m	$8.5m	$16.3m	$28.4m	$14.9m	$13.5m
Cash, cash equivalents & treasury deposits and investments	$396.4m	$262.9m	$133.5m	$212.3m	$184.1m	$396.4m	$212.3m	$184.1m

* Non GAAP Disclosure. Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure.  CSR believes that these underlying items (in particular, underlying R&D expenditures and underlying SG&A expenditure, and operating profit, operating margin and earnings per share derived therefrom) provide additional useful information on underlying trends.  In addition, management uses underlying results to assess the financial performance of CSR’s business activities.  The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies.  Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures.

Underlying results for Q2 2009 exclude charges in R&D for the amortisation of acquired intangible assets (Q2 2009: $1.3 million; Q1 2009: $1.2 million; Q2 2008: $1.2 million) and share option charges (Q2 2009: $2.3 million; Q1 2009: $1.5 million; Q2 2008: $1.3 million) and in SG&A, integration and restructuring charges of $5.9 million in Q2 2009 (Q1 2009: $1.0 million), acquisition costs of $10.6 million and share option charges (Q2 2009: $1.7 million; Q1 2009 $1.0 million; Q2 2008: $0.7 million). Underlying EPS excludes the tax effects associated with these items.

*Underlying results for H1 2009 exclude charges in R&D for the amortisation of acquired intangible assets (H1 2009: $2.5 million; H1 2008: $3.0 million) and share option charges (H1 2009: $3.7 million; H1 2008: $2.0 million) and in SG&A, integration and restructuring charges of $6.9 million in H1 2009, acquisition costs of $10.6 million and share option charges (H1 2009: $2.7 million; H1 2008 $0.6 million). Underlying EPS excludes the tax effects associated with these items.

AGGREGATED CSR AND SIRF SECOND QUARTER 2009 RESULTS TABLE

	CSR Q2 2009	SiRF Q2 2009	Aggregated Q2 2009	CSR Q1 2009	SiRF Q1 2009	Aggregated Q1 2009	Change Q1 2009 to Q2 2009
Revenue	$110.9m	$48.2m	$159.1m	$80.6m	$34.2m	$114.8m	$44.3m
Gross Profit	$46.2m	$24.5m	$70.7m	$33.1m	$16.2m	$49.3m	$21.4m
Gross Margin	41.6%	50.8%	44.4%	41.1%	47.4%	42.9%	1.5%
Underlying R&D expenditure	$32.8m	$16.0m	$48.8m	$32.1m	$16.6m	$48.7m	$0.1m
Underlying SG&A expenditure	$16.6m	$10.6m	$27.2m	$17.5m	$9.9m	$27.4m	($0.2m)
Underlying operating (loss) profit	($3.2m)	($2.1m)	($5.3m)	($16.5m)	($10.3m)	($26.8m)	($21.5m)

The two periods shown as ‘Q2 2009’ for CSR and SiRF are not comparable as the SiRF Q2 period ran from 29 March 2009 until 25 June 2009 and the CSR Q2 2009 period ran from 4 April 2009 to 3 July 2009. Allocations of expenses between gross margin, research and development and sales, general and administrative costs may not be consistent between CSR and SiRF and as such, this information may not be comparable or indicative of post acquisition results. SiRF results have also been adjusted to exclude acquisition fees. This is consistent with the CSR’s presentation of underlying results. The CSR results in the table above exclude the week of SiRF trading from 26 June 2009 to 3 July 2009 which is included in the full IFRS results and also any acquisition accounting adjustments that are required to comply with IFRS (as per the CSR second quarter 2009 and half year results table above).

Enquiries:

CSR plc Will Gardiner, Chief Financial Officer Scott Richardson Brown, Director of Corporate Finance & IR	Tel: +44 (0) 1223 692 000

US Investors Mozes Communications LLC Kristine Mozes	Tel: +1 781 652 8875

FD Edward Bridges Erwan Gouraud	Tel: +44 (0) 20 7831 3113

UK Webcast:

A presentation for UK analysts and investors will be held at 9.00am UK time today at UBS, 1 Finsbury Avenue, London, EC2M 2PP.

A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 9.00am UK time on Wednesday 29 July and will be available to view on demand from approximately 3.00pm UK time. A dial-in facility will be available as follows: United Kingdom dial-in: 0800 358 7034, rest of the world dial-in: +44 (0) 20 8609 1270.

An audio replay facility of the presentation will be made available on the investor relations pages of the CSR website (www.csr.com) for one week following the announcement date. The presentation will be available for replay on 0800 358 2189; Access Code: 267312, or +44 (0)20 8609 0289 (outside of the UK).

US Webcast:

A conference call for US analysts and investors will be held at 9.00am EST on Wednesday 29 July 2009.

To access this call dial (USA Toll Free Call) +1 866 388 1925. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 9.00am EST time on Wednesday 29 July and will be available to view on demand from approximately 3.00pm EST time.

The presentation will be available for replay on +1 866 676 5865; Access Code: 267316, or +44 (0)20 8609 0289 (outside of the US).

A recording of the analyst and investor calls will also be available on the investor relations pages of the CSR website (www.csr.com) for six months.

OPERATING REVIEW

Our business is now organised into three operating segments: Handset Business Unit, which includes mobile phones; Audio and Consumer Business Unit, which includes headsets, PCs, netbooks, MIDs, gaming and consumer applications; and Automotive and PND, which includes Automotive and Personal Navigation Devices (“PND”) and Telematics applications and contains a substantial contribution from the newly-merged SiRF business.

Handsets

While the market for handsets is still predicted to be down by around 10% year on year by many industry forecasters, we saw a significant improvement in revenue from our handset business during the second quarter, with revenues increasing from $56.8m to $68.9m. As we stated in our previous quarter’s results, we entered the second quarter with customer destocking in the handset business largely complete. This resulted in a more normalised level of demand where sell-in and sell-through levels were more evenly matched.

Smart phones continued to be one of the fastest growing segments of the handset market with industry experts predicting significant double-digit growth this year, despite the economic conditions. We were pleased with some notable design-wins during the quarter such as having been selected to provide our Bluetooth in the long -awaited Palm “Pre”, which was launched to consumers during the quarter. In addition to this, the SiRFstarIII families also continued their strong design win momentum with a design win for a TDSCDMA phone at a Tier 1 handset customer and first orders from a new handset customer to add to a number of other Tier 1 OEMs already using this product line.

BlueCore7000 started shipping towards the end of the quarter and we expect that the first end-product will be available to purchase by consumers later in the third quarter. Volumes are expected to steadily increase as we ramp up this product through 2010. Following an active global marketing campaign, we have continued to see an increase in the momentum for BlueCore7000 across our customer base.

UF6026, our latest-generation Wi-Fi chip, which is part of the UniFi6000 range, continues to sample around the world with good customer feedback. It is notable that UniFi6000 is one of the few embedded WiFi chips that will support the Chinese WAPI standard, which we consider an important development to address one of the faster growing market places.

Audio & Consumer

We entered the second quarter with a degree of excess inventory in the supply chain, leading to continued low levels of shipments through the quarter, nevertheless revenue grew from $16.2m to $37.5m. We believe the inventory overhang has now largely cleared with the result that orders have improved, although we continue to see a degree of caution being exercised by our customers who want to avoid a repeat of the circumstances experienced over the last few quarters, where they suffered a significant level of excess stock.

Apple’s latest iPhoneOS 3.0 operating system was launched in the quarter, with over 80% of iPhones reported to already be using the new operating system. This leads to a significant increase in the number of devices that can now stream stereo audio over Bluetooth and we expect this will result in an increase in demand as our total addressable market is enlarged, particularly for Stereo Bluetooth products where we enjoy a strong market position.

Our market share continued to remain robust and we are pleased that a recent review in a UK national newspaper has shown that the vast majority of the best-performing and top rated headsets contain a CSR solution which demonstrates, we believe, the high quality of our product offerings. The ultra-low end and low-end markets remain the most competitive; however we continue to compete successfully with our recently launched, full range of headset chips.

In the PC/netbook segment CSR continued to see increased adoption of Bluetooth in areas such as Netbooks, which is a growing market for us and where we have achieved some good design wins. During the quarter we also saw strong demand from the gaming segment where the recently launched Sony PSP contains our Bluetooth chip as does the Playstation 3.

One of SiRF’s Tier 1 consumer electronics customers ramped up volume production of multiple camcorders with SiRFstarIII based GPS. Another customer is expected to start production of digital cameras with a SiRFstarIII module next quarter. SiRF also saw the launch of new products and a number of design-wins for the SIRFstar architecture at a major supplier of fitness and recreational platforms.

Automotive & Personal Navigation Devices

Revenues for Bluetooth were clearly affected during the quarter by the reduced level of end-consumer demand resulting in revenues of $6.5m for the quarter down from $7.6m. As a result, a significant level of destocking continued during the quarter in some of our markets. Destocking, however, appears now to be largely over. We continued to maintain our design-win momentum for our Bluetooth products, with one of the highlights being the win of a new iPhone dock navigation accessory with a large European PND manufacturer combined with success in securing the GPS socket in the same device with their SiRFstarIII product. While the overall automotive volumes are significantly down as the industry is suffering severely, our volumes into this market are holding up better than anticipated due to higher levels of attach for Bluetooth in new cars.

SiRF saw strong demand for its products in the PND automotive market. SiRF enjoyed especially strong revenue growth in the PND market as its strategy of increasing the penetration for its multifunction system processors gained more momentum. Many customers ramped up volumes on new products with SIRFatlas family platforms. In June, SiRF had launched its latest generation of multifunction location system processors, SiRFatlasIV, targeting an emerging class of location-centric devices for budget-conscious consumers such as portable navigation entertainment systems. Available in volume production, SiRFatlasIV is already in use by several leading OEMs and ODMs, including Navigon AG, Nextar Inc., and YF International.

Also during this quarter, SiRF’s premium multifunction system platform offering, SiRFprima, ramped up volume production, with a number of customers launching high end navigation plus entertainment systems powered by this innovative platform.

SiRF is also seeing strong momentum in the automotive OEM industry, including one of SIRF’s customers which ramped up volumes for a GPS module that powers the new generation of vehicle-based communications and entertainment system for a major automotive OEM in the Americas region. Many of SIRF’s customers also won multiple telematics and navigation systems platforms at major automotive OEMs with volume ramp ups starting in late 2010. One of our customers also placed new orders for road tolling systems.

Cautionary Note Regarding Forward Looking Statements

This release contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of CSR and the effects of the merger with SiRF (the ‘merger’), now a direct, wholly-owned subsidiary of CSR, as well as other future events and their potential effects on CSR. These forward-looking statements can be identified by words such as ‘believes’, estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’, “may” and other similar expressions, including statements relating to: expected third quarter revenues, the expected future increase in market share, the expected seasonal improvement in order levels, expected synergies to be realised in connection with the merger and integration of SiRF more generally, the expected ramp-up in volume of the BlueCore7000 device in the third quarter, the launch of the SiRFatlasIV and SiRFstarIV location platforms, the expected enlarging of our total addressable market, and macro economic trends and their impacts on consumer demand. Such forward-looking statements represent the current expectations and beliefs of management of CSR, and are based upon numerous assumptions regarding CSR’s business strategies and the environment in which CSR will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. These factors include, but are not limited to: the ability to realise the expected synergies from the merger in the amounts or in the timeframe anticipated, consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; whether CSR’s customers will work through remaining pockets of excess inventory levels or rebuild inventory levels to seasonal norms; declines in average selling prices of CSR’s products; cancellation of existing orders or the failure to secure new orders; CSR’s failure to introduce new products and to implement new technologies on a timely basis; CSR’s failure to anticipate changing customer product requirements; CSR’s failure to deliver products to its customers on a timely basis; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any litigation; the cyclicality of the semiconductor industry; overall economic conditions; CSR’s ability to secure sufficient capacity from third-parties that manufacture, assemble and test its products; the potential for any disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; the yields that CSR’s subcontractors achieve with respect to CSR’s products; possible errors or failures in the hardware or software components of CSR’s products; CSR’s ability to successfully manage its recent expansion and growth; CSR’s ability to protect its intellectual property; CSR’s ability to attract and retain key personnel including engineers and technical personnel; competitive developments in CSR’s markets; and difficulty in predicting future results.

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

Financial Review

Second Quarter ended 3 July 2009

Income Statement

EXPLANATORY PARAGRAPH

For Q2 2009 reporting, CSR has reclassified the charges for share option costs out of its underlying results. This is consistent with SiRF’s previous presentation of underlying (non-GAAP) financial information. As a consequence of this change, the underlying results of prior periods have been re-presented.

As a result of the early adoption of IFRS 3 (revised), fees of $10.6 million associated with the acquisition of SiRF have been expensed in the income statement and have been removed from underlying results. To aid comparability, the SiRF Q1 2009 pre-acquisition results have been reclassified to remove costs associated with the acquisition out of their underlying results.

Under IFRS, inventory of the acquired business is required to be fair valued to the fair value at the acquisition date, resulting in a reduced margin contribution until all the acquired inventory is sold. As a result, gross margin for the week of post acquisition trading of SiRF was very low, which has negatively impacted the group gross margin as a whole for Q2 2009. Inventory acquired with SiRF was $14.8 million after the fair value adjustment to inventory of $5.8 million, of which $0.8 million was recognised in Q2 2009. The acquisition adjustment will continue to impact gross margin until all the acquired inventory is sold.

IFRS Disclosure

Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure.  CSR believes that these underlying items (in particular, underlying R&D expenditures and underlying SG&A expenditure, and operating profit, operating margin and earnings per share derived therefrom) provide additional useful information on underlying trends.  In addition, management uses underlying results to assess the financial performance of CSR’s business activities.  The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies.  Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures.

Revenue

Revenue for Q2 2009 amounted to $112.9 million (including $2.1 million of SiRF-related revenues), an increase of $32.3 million from Q1 2009 revenue of $80.6 million (Q2 2008: $188.4 million). This reflected a combination of the usual seasonal pattern of revenue increase for Q2 compared to Q1, our strengthening market position and an improvement in our handset business as a result of the end of destocking in that unit during the first quarter.

Revenue from our top five customers in the quarter represented 55% of total revenue (Q1 2009: 52%, Q2 2008: 48%). Our largest customer represented 15% of total revenue (Q1 2009: 17%, Q2 2008: 19%).

Gross Profit

Gross profit for Q2 2009 was $46.5 million compared with $33.1 million in Q1 2009 (Q2 2008: $84.8 million). Gross margin was 41.2% of revenue, marginally up from 41.1% in Q1 2009 (Q2 2008: 45.0%). Gross margin excluding the week of SiRF trading was 41.6%. The week of SiRF trading contributed a very low gross margin as, under IFRS acquisition accounting rules, inventory is revalued to the fair value at the acquisition date, resulting in a reduced margin contribution until all the acquired inventory is sold.

Operating Expenses

Underlying operating expenses were $51.1 million in Q2 2009 compared with $49.6 million in Q1 2009 (Q2 2008: $59.9 million).

Unadjusted operating expenses were $72.9 million compared with $54.3 million in Q1 2009 (Q2 2008: $63.1 million) which included non-cash amortisation of acquired intangibles of $1.3 million in Q2 2009 (Q1 2009: $1.2 million, Q2 2008: $1.2 million), stock based compensation expense of $4.0 million (Q1 2009: $2.5 million, Q2 2008: $2.0 million), costs for integration and restructuring of $5.9 million (Q1 2009: $1.0 million) and fees associated with the merger with SiRF of $10.6 million which have been expensed as a result of the early adoption of IFRS 3 (as revised in 2008).

Underlying operating expenses for SiRF stand alone (not included within the consolidated CSR plc results for Q2 2009) were $26.6 million in Q2 2009 compared to $26.5 million in Q1 2009.

Costs for integration and restructuring included $3.7 million of expenses related to a restructuring exercise that was commenced at the end of June 2009, with $3.4 million being held as a restructuring provision at the quarter end.

Underlying research and development (R&D) expenditure was $33.8 million in Q2 2009, compared with $32.1 million in Q1 2009, an increase of 5% (Q2 2008: $38.1 million).

Underlying research and development expenditure for SiRF stand alone in Q2 2009 (not included within the consolidated CSR plc results for Q2 2009) was $16.0 million compared to $16.6 million in Q1 2009

Underlying selling, general and administrative (SG&A) expenses were $17.3 million for Q2 2009, compared with $17.5 million in Q1 2009 (Q2 2008: $21.8 million). General expense levels have remained unchanged. The decrease of $4.5 million in underlying SG&A expenses between Q2 2008 and Q2 2009 is primarily due to a lower run rate of expenditure in the period as a result of the Q4 2008 restructuring programme and associated cost saving initiatives.

Share-based payment charges, recorded under IFRS 2 (as amended), were $4.0 million for Q2 2009, representing an increase of $1.5 million when compared with Q1 2009 charges of $2.5 million (Q2 2008: $2.0 million). The increase was due to accelerated charges from employee cancellations of SAYE schemes and a $0.1 million one–off charge associated with replacement options on the acquisition of SiRF.

Operating Result

Underlying operating loss for Q2 2009 was $4.6 million, compared with a loss of $16.5 million in Q1 2009 (Q2 2008: profit of $24.9 million). Operating loss (including the non-underlying operating expense items noted above) was $26.3 million for Q2 2009, compared with a loss of $21.2 million in Q1 2009 (Q2 2008: profit of $21.7 million).

Underlying operating margin was a loss of 4.0%, compared with a loss of 20.5% in Q1 2009 (Q2 2008: profit of 13.2%). Operating margin was a loss of 23.3% in Q2 2009, compared with a loss of 26.3% in Q1 2009 (Q2 2008: profit of 11.5%).

Finance costs

Finance costs were a gain of $1.5 million in Q2 2009, compared with a loss of $2.0 million in Q1 2009 (Q2 2008: loss of $0.3 million), mainly due to exchange gains on non-US dollar cash balances compared to exchange losses in Q1 2009. Interest income was $0.6 million (Q1 2009: $0.6 million, Q2 2008: $1.3 million).

To manage exposure to foreign exchange movements, we enter into US dollar forward contracts. Our average US dollar contract rate for 2009 is set at $1.93 (2008: $1.98).  A substantial proportion of our UK sterling denominated operating expenses are hedged with US dollar forward contracts 11 to 15 months in advance.

Earnings

For Q2 2009, loss before taxation was $24.3 million, compared with a loss of $22.6 million for Q1 2009 (Q2 2008: profit of $22.7 million).

Taxation in the quarter was a charge of $4.7 million (Q1 2009: credit of $11.3 million) resulting in a cumulative tax credit in H1 2009 of $6.6 million (net of a $2.9 million charge related to the release of deferred tax assets for the Cambridge Positioning Systems Limited and NordNav Technologies AB acquisitions – see note 10). The effective tax rate for the quarter was negative 19.4% reflecting adjustments to the year-to-date effective tax rate taking into consideration the effects of the acquisition of SiRF Technology Holdings, Inc. and also changes in full year forecasts and the $2.9 million charge mentioned above.

Underlying earnings per share for Q2 2009 was a loss of $0.04 per share, compared with a loss of $0.06 per share for Q1 2009 (Q2 2008: $0.16 earnings per share).

Diluted loss per share (including the impact of the non-underlying operating expense items noted above) for Q2 2009 was a loss of $0.22, compared with a loss of $0.09 in Q1 2009 (Q1 2008: earnings of $0.13).

Six months ended 3 July 2009

Income statement

Revenue

Revenue for H1 2009 amounted to $193.5 million, compared with $349.3 million in H1 2008, a decrease of 45%. The decrease is mainly due to the decline in general economic conditions, which has had a particular impact on consumer markets.

Gross Profit

Gross profit for H1 2009 was $79.7 million, down 49% from $157.4 million in H1 2008. H1 2009 gross margin was 41.2% compared with 45.1% in H1 2008. The reduction in gross margin is due to a mix to lower margin handset products, along with the impact of fixed overheads with lower revenue.

Operating Expenses

Underlying R&D expenses (excluding the amortisation of acquired intangible assets and share option charges) was $66.0 million in H1 2009, compared with $76.2 million in H1 2008. The reduction is mainly due to the effects of the restructuring program implemented in Q4 2008.

Underlying SG&A expenses (excluding the integration and restructuring charges, acquisition fees, share option charges and in H1 2008 the asset impairment charge relating to the decision to discontinue investment in UbiNetics’ protocol software development programme) in H1 2009 were $34.7 million, compared with $47.1 million in H1 2008. The reduction is mainly due to the effects of the restructuring program implemented in Q4 2008.

Operating result

Underlying operating loss for H1 2009 was $21.0 million, compared with a profit of $34.1 million in H1 2008. The operating result (including the non-underlying operating expense items noted above) was a loss of $47.5 million for H1 2009, compared with a loss of $24.5 million in H1 2008.

Underlying operating margin was negative 10.9%, compared with 9.8% in H1 2008. Operating margin was negative 24.6% in H1 2009, compared with negative 7.0% in H1 2008.

Underlying earnings per share for H1 2009 was a loss of $0.10 per share, compared with earnings of $0.22 per share for H1 2008.

Diluted loss per share (including the impact of the non-underlying operating expense items noted above) for H1 2009 was a loss of $0.31, compared with a loss of $0.19 in H1 2008.

Balance Sheet and Cash Flow

Cash, cash equivalents and treasury deposits and investments increased to $396.4 million at 3 July 2009, from $262.9 million at 3 April 2009, an increase of $133.5 million. The main increase was due to $66.5 million of cash and cash equivalents and $45.0 million treasury deposits and investments held by SiRF when acquired. Transaction and integration related fees incurred by both CSR and SiRF during the period and amounting to c.$20 million have yet to be paid and will be paid in the third quarter.

Operating cash flow before movements in working capital was an outflow of $16.1 million in Q2 2009 compared to an outflow of $13.1 million in Q1 2009 (Q2 2008: inflow of $32.3 million), with movements in working capital resulting in a cash inflow of $39.3 million compared to an inflow of $17.6 million in Q1 2009 (Q2 2008: outflow $15.4 million). Operating cash flow before movements in working capital was an outflow $29.2 in H1 2009 compared to an inflow of $49.2 in H1 2008, with movements in working capital resulting in a cash inflow of $56.9 million (H1 2008: outflow $16.7 million).

Inventory at 3 July 2009 stood at $67.8 million, a 39% increase from the level at 3 April 2009 ($48.6 million). The main reason for the increase was due to $14.8 million of inventory acquired as part of the merger with SiRF and this represents 93 inventory days (73 days excluding SiRF inventory or 63 days based on CSR and SiRF aggregated Q2 numbers), (Q1 2009: 94 days). We aim to keep sufficient inventory to meet the often short customer order lead times in this industry.

Trade receivables increased to $74.0 million as at 3 July 2009, up from $53.4 million at 3 April 2009. The main increase was due to $21.4 million of receivables acquired as part of the merger with SiRF. Days’ sales outstanding decreased to 42 days excluding SiRF receivables (3 April 2009: 51 days) due to strong cash collections in CSR operations.

Acquisition of SiRF Technology Holdings, Inc.

On 26 June 2009, CSR plc completed its acquisition of SiRF Technology Holdings, Inc. This was accounted for as a business combination under IFRS 3 (as revised in 2008) which CSR plc has adopted early. This has resulted in provisional goodwill of $135.7 million, provisional identified intangibles of $29.3 million and net assets acquired at a provisional fair value of $116.5 million.

People

Overall headcount was 1,444 as at 3 July 2009 including 482 employees from SiRF.

Risks and uncertainties

The Board reported on the principal risks and uncertainties faced by the Group in the Annual Report and Financial Statements for the 53 weeks ended 2 January 2009 and a summary of those risks is given below. A detailed explanation can be found on pages 35 to 37 of the Annual Report and Financial Statements which is available CSR’s website at www.csr.com:

▪	Current severe economic conditions may adversely affect our financial performance;
▪	Our fabless business model exposes us to risks associated with our suppliers;
▪	The length of our product design cycle exposes us to risks;
▪	We may suffer delays or experience problems in the introduction of new products;
▪	Bluetooth could be integrated into other integrated circuits;
▪	There are risks associated with our transition to smaller geometry process technologies;
▪	We are subject to the risk of declining prices and volumes on sales of existing products;
▪	Our business is highly cyclical;
▪	We may fail to develop new revenue sources or fail to secure new orders with our new technologies;
▪	We are highly reliant upon the success of our customers’ products;
▪	We are subject to the risk of breakdowns in our systems and infrastructure;
▪	We may be unable to protect our intellectual property;
▪	We may be subject to claims that we infringe third party intellectual property rights;
▪	We may fail to compete successfully in a very competitive market;
▪	We rely on a limited number of customers for a significant proportion of our revenue; and
▪	Changes to our senior management and inability to recruit and retain employees could negatively affect our operations and relationships with manufacturers, customers and employees.

A review of the principal risks and uncertainties has been performed which included a consideration of the current macro economic environment and the impact of the merger with SiRF Technology Holdings, Inc. The review concluded that there was an additional risk relating to the failure to successfully integrate the two merging companies which would potentially result in lower synergies than identified from the merger integration plan. However, in the view of the Board, there have not been any changes to the fundamental nature of these risks since the previous Annual Report and Financial Statements was issued and these principal risks and uncertainties are equally applicable to the remaining 26 weeks of the current financial period.

Responsibility statement

We confirm that to the best of our knowledge:

(a)        the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’;

(b)        the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the period); and

(c)        the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

By order of the Board

Chief Executive Officer Joep van Beurden	Chief Financial Officer Will Gardiner

Condensed consolidated income statement

	Note	Q2 2009	Q1 2009	H1 2009	Q2 2008	H1 2008	2008
		(unaudited)	(unaudited)	(reviewed)	(unaudited)	(reviewed)	(audited)
		$’000	$’000	$’000	$’000	$’000	$’000
Revenue		112,899	80,553	193,452	188,388	349,269	694,865
Cost of sales		(66,365)	(47,432)	(113,797)	(103,607)	(191,905)	(385,037)
		__________	__________	__________	__________	__________	__________
Gross profit		46,534	33,121	79,655	84,781	157,364	309,828
Underlying research and development		(33,843)	(32,139)	(65,982)	(38,129)	(76,215)	(147,964)
Share option charges		(2,263)	(1,461)	(3,724)	(1,259)	(1,991)	(4,785)
Amortisation of acquired intangible assets		(1,339)	(1,199)	(2,538)	(1,199)	(3,020)	(5,418)
Research and development		(37,445)	(34,799)	(72,244)	(40,587)	(81,226)	(158,167)

Underlying selling, general and administrative		(17,260)	(17,459)	(34,719)	(21,753)	(47,079)	(89,034)
Impairment of assets		-	-	-	-	(52,918)	(52,918)
Deferred tax adjustment to goodwill		-	-	-	-	-	(978)
Share option charges		(1,719)	(994)	(2,713)	(712)	(604)	(2,801)
Acquisition fees		(10,572)	-	(10,572)	-	-	-
Integration and restructuring		(5,869)	(1,031)	(6,900)	-	-	(14,445)
Selling, general and administrative		(35,420)	(19,484)	(54,904)	(22,465)	(100,601)	(160,176)

Underlying operating (loss) profit		(4,569)	(16,477)	(21,046)	24,899	34,070	72,830
Impairment of assets		-	-	-	-	(52,918)	(52,918)
Deferred tax adjustment to goodwill		-	-	-	-	-	(978)
Share option charges		(3,982)	(2,455)	(6,437)	(1,971)	(2,595)	(7,586)
Acquisition fees		(10,572)	-	(10,572)	-	-	-
Integration and restructuring		(5,869)	(1,031)	(6,900)	-	-	(14,445)
Amortisation of acquired intangible assets		(1,339)	(1,199)	(2,538)	(1,199)	(3,020)	(5,418)

Operating (loss) profit		(26,331)	(21,162)	(47,493)	21,729	(24,463)	(8,515)
Investment income		581	618	1,199	1,293	3,567	6,139
Finance costs (net)		1,463	(2,007)	(544)	(325)	(581)	(4,075)
		__________	__________	__________	__________	__________	__________
(Loss) profit before tax		(24,287)	(22,551)	(46,838)	22,697	(21,477)	(6,451)
		__________	__________	__________	__________	__________	__________

Condensed consolidated income statement (continued)

	Note	Q2 2009	Q1 2009	H1 2009	Q2 2008	H1 2008	2008
		(unaudited)	(unaudited)	(reviewed)	(unaudited)	(reviewed)	(audited)
		$’000	$’000	$’000	$’000	$’000	$’000
Tax		(4,717)	11,271	6,554	(5,333)	(3,107)	(488)
		__________	__________	__________	__________	__________	__________
(Loss) profit for the period		(29,004)	(11,280)	(40,284)	17,364	(24,584)	(6,939)
		__________	__________	__________	__________	__________	__________

(Loss) earnings per share		$	$	$	$	$	$
Basic	3	(0.22)	(0.09)	(0.31)	0.14	(0.19)	(0.05)
Underlying diluted	3	(0.04)	(0.06)	(0.10)	0.16	0.22	0.49
Diluted	3	(0.22)	(0.09)	(0.31)	0.13	(0.19)	(0.05)

Condensed consolidated statement of comprehensive income

	Q2 2009	Q1 2009	H1 2009	Q2 2008	H1 2008	2008
	(unaudited)	(unaudited)	(reviewed)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000	$’000	$’000
(Loss) profit for the period	(29,004)	(11,280)	(40,284)	17,364	(24,584)	(6,939)
Other comprehensive income
Gain (loss) on cash flow hedges	13,627	12,026	25,653	1,630	1,741	(31,677)
Net tax on cash flow hedges in equity	(3,816)	(3,456)	(7,272)	(456)	(513)	8,930
Transferred to income statement in respect of cash flow hedges	(2,642)	(1,038)	(3,680)	(17)	153	7,316
Tax on items transferred from equity	740	291	1,031	5	(46)	(2,052)
	__________	__________	__________	__________	__________	__________
Total comprehensive income for the period	(21,095)	(3,457)	(24,552)	18,526	(23,249)	(24,422)
	__________	__________	__________	__________	__________	__________

Condensed consolidated balance sheet

	3 July 2009	3 April 2009	2 January 2009	27 June 2008
	(reviewed)	(unaudited)	(audited)	(reviewed)
	$’000	$’000	$’000	$’000
Non-current assets
Goodwill	224,581	106,322	106,322	107,300
Other intangible assets	48,247	18,658	20,797	28,176
Property, plant and equipment	46,338	44,780	48,173	55,754
Deferred tax asset	9,587	14,982	6,481	2,938
	__________	__________	__________	__________
	328,753	184,742	181,773	194,168
	__________	__________	__________	__________
Current assets
Inventory	67,761	48,609	66,201	92,260
Derivative financial instruments	2,402	472	-	1,585
Trade and other receivables	90,929	68,828	81,809	117,940
Treasury deposits and investments	264,970	171,000	81,000	90,000
Cash and cash equivalents	131,413	91,905	180,898	122,316
	__________	__________	__________	__________
	557,475	380,814	409,908	424,101
	__________	__________	__________	__________
Total assets	886,228	565,556	591,681	618,269
	__________	__________	__________	__________
Current liabilities
Trade and other payables	132,264	50,345	62,170	109,208
Current tax liabilities	2,283	1,550	1,648	17,080
Obligations under finance leases	332	301	1,057	2,910
Derivative financial instruments	8,810	20,507	32,062	229
Short-term provisions	3,350	3,543	4,408	2,679
Contingent consideration	3,500	753	753	16,979
	__________	__________	__________	__________
	150,539	76,999	102,098	149,085
	__________	__________	__________	__________
Net current assets	406,936	303,815	307,810	275,016
	__________	__________	__________	__________
Non-current liabilities
Deferred tax liability	-	3,666	4,002	5,932
Contingent consideration	3,500	16,747	16,747	-
Long-term provisions	1,846	1,560	1,795	-
Obligations under finance leases	329	298	293	-
	__________	__________	__________	__________
	5,675	22,271	22,837	5,932
	__________	__________	__________	__________
Total liabilities	156,214	99,270	124,935	155,017
	__________	__________	__________	__________
Net assets	730,014	466,286	466,746	463,252
	__________	__________	__________	__________
Equity
Share capital	317	238	238	237
Share premium account	361,800	91,523	91,448	91,287
Capital redemption reserve	950	950	950	950
Employee Benefit Trust Reserve	(40,224)	(40,224)	(40,224)	(40,224)
Merger reserve	61,574	61,574	61,574	61,574
Hedging reserve	(3,287)	(14,272)	(25,260)	995
Share based payment reserve	44,302	30,319	27,864	22,873
Tax reserve	30,480	33,072	35,770	28,819
Retained earnings	274,102	303,106	314,386	296,741
	__________	__________	__________	__________
Total equity	730,014	466,286	466,746	463,252
	__________	__________	__________	__________

Condensed consolidated statement of changes in equity

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746
Loss for the period	-	-	-	-	-	-	-	-	(40,284)	(40,284)
Gain on cash flow hedges	-	-	-	-	-	25,653	-	-	-	25,653
Deferred tax on hedging reserve	-	-	-	-	-	-	-	(7,272)	-	(7,272)
Transferred to income statement in respect of cash flow hedges	-	-	-	-	-	(3,680)	-	-	-	(3,680)
Tax on items transferred from equity	-	-	-	-	-	-	-	1,031	-	1,031
	_________	_________	_________	_________	_________	_________	_________	_________	_________	_________
Total comprehensive income for the period	-	-	-	-	-	21,973	-	(6,241)	(40,284)	(24,552)
Share issues	79	270,352	-	-	-	-	-	-	-	270,431
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	6,437	-	-	6,437
Credit to equity for equity-settled	-	-	-	-	-	-	10,001	-	-	10,001
Deferred tax benefit on share option gains	-	-	-	-	-	-	-	951	-	951
	_________	_________	_________	_________	_________	_________	_________	_________	_________	_________
At 3 July 2009	317	361,800	950	61,574	(40,224)	(3,287)	44,302	30,480	274,102	730,014
	__________	_________	_________	_________	_________	_________	_________	_________	_________	_________

Condensed consolidated statement of changes in equity (continued)

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 28 December 2007	236	89,926	950	61,574	(20,025)	(899)	20,278	35,298	321,325	508,663
Loss for the period	-	-	-	-	-	-	-		(6,939)	(6,939)
Loss on cash flow hedges	-	-	-	-	-	(31,677)	-	-	-	(31,677)
Net tax on cash flow hedges in equity	-	-	-	-	-	-	-	6,878	-	6,878
Transferred to income statement in respect of cash flow hedges	-	-	-	-	-	7,316	-	-	-	7,316
	_________	_________	_________	_________	_________	_________	_________	_________	_________	_________
Total comprehensive income for the period	-	-	-	-	-	(24,361)	-	6,878	(6,939)	(24,422)
Share issues	2	1,522	-	-	-	-	-	-	-	1,524
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	7,586	-	-	7,586
Current tax benefit taken directly to equity on share option gains	-	-	-	-	-	-	-	1,359	-	1,359
Deferred tax on share-based payment transactions	-	-	-	-	-	-	-	(7,765)	-	(7,765)
Purchase of own shares	-	-	-	-	(20,199)	-	-	-	-	(20,199)
	_________	_________	_________	_________	_________	_________	_________	_________	_________	_________
At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746
	__________	_________	_________	_________	_________	_________	_________	_________	_________	_________

Condensed consolidated statement of changes in equity (continued)

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 28 December 2007	236	89,926	950	61,574	(20,025)	(899)	20,278	35,298	321,325	508,663
Loss for the period	-	-	-	-	-	-	-	-	(24,584)	(24,584)
Gain on cash flow hedges	-	-	-	-	-	1,741	-	-	-	1,741
Net tax on cash flow hedges in equity	-	-	-	-	-	-	-	(559)	-	(559)
Transferred to income statement in respect of cash flow hedges	-	-	-	-	-	153	-	-	-	153
	_________	_________	_________	_________	_________	_________	_________	_________	_________	_________
Total comprehensive income for the period	-	-	-	-	-	1,894	-	(559)	(24,584)	(23,249)
Share issues	1	1,361	-	-	-	-	-	-	-	1,362
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	2,595	-	-	2,595
Current tax benefit taken directly to equity on share option gains	-	-	-	-	-	-	-	1,796	-	1,796
Deferred tax on share-based payment transactions	-	-	-	-	-	-	-	(7,716)	-	(7,716)
Purchase of own shares	-	-	-	-	(20,199)	-	-	-	-	(20,199)
	_________	_________	_________	_________	_________	_________	_________	_________	_________	_________
At 27 June 2008	237	91,287	950	61,574	(40,224)	995	22,873	28,819	296,741	463,252
	__________	_________	_________	_________	_________	_________	_________	_________	_________	_________

Condensed consolidated cash flow statement

		Q2 2009	Q1 2009	H1 2009	Q2 2008	H1 2008	2008
		(unaudited)	(unaudited)	(reviewed)	(unaudited)	(reviewed)	(audited)
	Note	$’000	$’000	$’000	$’000	$’000	$’000
Net cash from operating activities	5	24,805	3,586	28,391	8,458	14,865	66,301
		__________	__________	__________	__________	__________	__________
Investing activities
Interest received		147	836	983	1,638	3,843	6,187
(Purchase) sale of treasury deposits		(49,000)	(90,000)	(139,000)	30,000	(37,935)	(28,935)
Purchases of property, plant and equipment		(1,975)	(1,380)	(3,355)	(6,069)	(17,161)	(20,232)
Purchases of intangible assets		(1,224)	-	(1,224)	(2,406)	(2,688)	(2,448)
Acquisition of subsidiaries		64,730	-	64,730	(253)	(11,689)	(11,689)
		__________	__________	__________	__________	__________	__________
Net cash from (used in) investing activities		12,678	(90,544)	(77,866)	22,910	(65,630)	(57,117)
		__________	__________	__________	__________	__________	__________
Financing activities
Repayments of obligations under finance leases		(140)	(757)	(897)	(863)	(1,533)	(279)
Purchase of own shares		-	-	-	-	(20,199)	(20,199)
Proceeds on issue of shares		608	69	677	1,129	1,353	1,524
		__________	__________	__________	__________	__________	__________
Net cash from (used in) financing activities		468	(688)	(220)	266	(20,379)	(18,954)
		__________	__________	__________	__________	__________	__________

Net increase (decrease) in cash and cash equivalents		37,951	(87,646)	(49,695)	31,634	(71,144)	(9,770)

Cash and cash equivalents at beginning of period		91,905	180,898	180,898	90,708	193,311	193,311

Effect of foreign exchange rate changes		1,557	(1,347)	210	(26)	149	(2,643)

		__________	__________	__________	__________	__________	__________
Cash and cash equivalents at end of period		131,413	91,905	131,413	122,316	122,316	180,898
		__________	__________	__________	__________	__________	__________

Notes

1.	Basis of preparation and accounting policies

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The condensed set of financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ (‘IAS 34’), as adopted by the European Union and as issued by the IASB. The financial information in this statement has been prepared under the same accounting policies as the statutory accounts for the 53 weeks ended 2 January 2009, except for those changes highlighted below. This financial information should be read in conjunction with the Group’s consolidated balance sheets as of 2 January 2009 and the related consolidated Income Statement and Cash Flow Statements for the year ended 2 January 2009.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the 53 weeks ended 2 January 2009 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) of the Companies Act 1985.

The financial information for the quarters Q2 2009, Q1 2009 and Q2 2008 is unaudited. The financial information for the 26 weeks ended 3 July 2009 (identified as being reviewed) is the subject of the independent auditor’s review report. The financial information for the 26 weeks ended 27 June 2008 was previously the subject of an independent auditor’s review report.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union have been condensed or omitted as permitted by IAS 34. The 2 January 2009 balance sheet was derived from audited financial statements but does not include all disclosures required by IFRS as issued by the IASB and as adopted by the European Union. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q2 2009	13 weeks	4 April 2009 to 3 July 2009
Q1 2009	13 weeks	3 January 2009 to 3 April 2009
H1 2009	26 weeks	3 January 2009 to 3 July 2009
Q2 2008	13 weeks	29 March 2008 to 27 June 2008
H1 2008	13 weeks	29 December 2007 to 27 June 2008
2008	53 weeks	29 December 2007 to 2 January 2009

In the current financial period, the Group has adopted International Financial Reporting Standard 2 (amended) “Share-based payment – vesting conditions and cancellations”, International Accounting Standard 1 “Presentation of Financial Statements” (revised 2007), and both International Financial Reporting Standard 3 “Business Combinations” (as revised in 2008) and International Accounting Standard 27 “Consolidated and separate financial statements” (as revised in 2008) in advance of their effective date.

The amendments to IFRS 2 require the acceleration of share-based payment charges relating to employees who cease to contribute to SAYE scheme. The application of this Standard has not required a restatement of comparative periods.

The Group has also decided to reclassify share option charges out of the underlying profit measure. Prior periods have been restated accordingly.

The main change affecting CSR as a result of adopting IAS 1 (revised) requires the presentation of a statement of changes in equity as a primary statement, separate from the income statement and statement of comprehensive income. As a result, a condensed consolidated statement of changes in equity has been included as a primary statement, showing changes in each component of equity for each period presented.

The impact of the early adoption of IFRS 3 (revised) and IAS 27 (revised) has resulted in some changes to the Group’s accounting policies and in accordance with the transitional provisions of IFRS 3(2008), that

Standard has been applied prospectively to business combinations for which the acquisition date is on or after 3 January 2009:

The impact of IFRS 3(2008) Business Combinations has been:

• to change the basis for allocating a portion of the purchase consideration in a business combination to replacement share-based payment awards granted at the time of the combination;

• to require that acquisition-related costs be accounted for separately from the business combination, generally leading to those costs being expensed when incurred.

2.	Going Concern

The financial statements have been prepared on the going concern basis.

The Group’s business activities and financial performance in the period under review are discussed on pages 6 to 13. A brief discussion of the principal risks and uncertainties facing the Group is given on page 12.

The directors have given consideration to the results of the current period, future cash forecasts and revenue projections based on prudent market data. The Group has adequate financial resources and a robust policy towards treasury risk and cash flow management and as a consequence, the directors believe the Group is well placed to manage its business risks successfully.

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and accordingly they continue to adopt the going concern basis.

3.	(Loss) earnings per ordinary share

The calculation of (loss) earnings per share is based upon the (loss) profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares*
Q2 2009	133,023,724	137,026,910
Q1 2009	128,773,576	130,115,569
H1 2009	130,690,470	133,704,706
Q2 2008	127,837,045	129,616,238
H1 2008	129,159,734	131,369,946
2008	128,617,601	130,610,753

*Share options are only treated as dilutive where the result after taxation is a profit.

3.	Loss per ordinary share (continued)

	Q2 2009	Q1 2009	H1 2009	Q2 2008	H1 2008	2008
	(unaudited)	(unaudited)	(reviewed)	(unaudited)	(unaudited)	(audited)
Earnings	$’000	$’000	$’000	$’000	$’000	$’000

Underlying (loss) profit for the period	(5,938)	(7,219)	(13,157)	20,198	28,561	64,230
Impairment of assets, net of tax	-	-	-	-	(48,376)	(48,376)
Deferred tax adjustment to goodwill	-	-	-	-	-	(978)
Share option charges, net of tax	(3,982)	(2,455)	(6,437)	(1,971)	(2,595)	(7,586)
Acquisition fees, net of tax	(10,572)		(10,572)	-	-	-
Integration and restructuring , net of tax	(4,227)	(743)	(4,970)	-	-	(10,328)
Deferred tax adjustment on previous acquisitions (note 10)	(2,946)	-	(2,946)	-	-	-
Amortisation of acquired intangibles, net of tax	(1,339)	(863)	(2,202)	(863)	(2,174)	(3,901)
(Loss) profit for the period	(29,004)	(11,280)	(40,284)	17,364	(24,584)	(6,939)
	__________	__________	__________	__________	__________	__________

(Loss) earnings per share	Q2 2009	Q1 2009	H1 2009	Q2 2008	H1 2008	2008
	(unaudited)	(unaudited)	(reviewed)	(unaudited)	(unaudited)	(audited)
	$	$	$	$	$	$
Basic	(0.22)	(0.09)	(0.31)	0.14	(0.19)	(0.05)
Underlying diluted	(0.04)	(0.06)	(0.10)	0.16	0.22	0.49
Impairment of assets	-	-	-	-	(0.37)	(0.37)
Deferred tax adjustment to goodwill	-	-	-	-	-	-
Share option charges , net of tax	(0.03)	(0.02)	(0.05)	(0.02)	(0.02)	(0.06)
Integration and restructuring	(0.03)	-	(0.04)	-	-	(0.08)
Deferred tax adjustment on previous acquisitions	(0.02)	-	(0.02)	-	-	-
Acquisition fees, net of tax	(0.08)	-	(0.08)	-	-	-
Amortisation of intangibles	(0.02)	(0.01)	(0.02)	(0.01)	(0.02)	(0.03)
Diluted	(0.22)	(0.09)	(0.31)	0.13	(0.19)	(0.05)
	__________	__________	__________	__________	__________	__________

4.	Changes in share capital

864,981 ordinary shares were issued for employee option exercises in H1 2009. Consideration was $754,271 at a premium of $752,911.

47,658,256 ordinary shares were issued on 26 June 2009 and admitted to trading on the London Stock Exchange. These shares represented the equity consideration for the acquisition of SiRF Technology Holdings, Inc. (note 7) and represented a consideration of $271,574,109, at a premium of $271,446,364.

Fees of $1,847,406 were incurred as a consequence of the share issue and have been shown as a deduction from equity against share premium.

On the same date, 133,678,208 of CSR plc shares in issue were delisted and readmitted to the London Stock Exchange in accordance with the Listing Rules, as the acquisition of SiRF Technology Holdings, Inc. represented a reverse takeover under the London Stock Exchange Rules. The transaction is not treated as a reverse takeover for accounting purposes.

As at 3 July 2009 there were 181,438,562 shares in issue.

5.	Reconciliation of operating (loss) profit to net cash from operating activities

	Q2 2009	Q1 2009	H1 2009	Q2 2008	H1 2008	2008
	(unaudited)	(unaudited)	(reviewed)	(unaudited)	(reviewed)	(audited)
	$’000	$’000	$’000	$’000	$’000	$’000
Operating (loss) profit	(26,331)	(21,162)	(47,493)	21,729	(24,463)	(8,515)

Adjustments for:
Amortisation of intangible assets	1,888	1,781	3,669	3,566	8,320	10,468
Depreciation of property, plant and equipment	4,545	4,458	9,003	4,669	9,539	20,135
Impairment of assets	-	-	-	-	52,918	52,918
Loss on disposal of property, plant and equipment and intangible fixed assets	39	448	487	50	9	731
Deferred tax adjustment to goodwill	-	-	-	-	-	978
Share option charges	3,981	2,455	6,436	1,971	2,595	7,586
(Decrease) increase in provisions	(229)	(1,100)	(1,329)	314	265	3,789
	__________	__________	__________	__________	__________	__________
Operating cash flows before movements in working capital	(16,107)	(13,120)	(29,227)	32,299	49,183	88,090

(Increase) decrease in inventories	(4,329)	17,592	13,263	(18,445)	(15,004)	11,055
Decrease (increase) in receivables	2,119	12,756	14,875	(17,687)	(20,249)	17,253
Increase (decrease) in payables	41,490	(12,756)	28,734	20,696	18,578	(20,063)
	__________	__________	__________	__________	__________	__________
Cash generated by operations	23,173	4,472	27,645	16,863	32,508	96,335

Foreign tax paid	(146)	(227)	(373)	(467)	(721)	(1,290)
Corporation tax paid	-	-	-	(7,899)	(17,095)	(28,738)
Interest paid	(93)	(659)	(752)	(39)	(147)	(326)
R&D tax credit received	1,871	-	1,871	-	320	320
	__________	__________	__________	__________	__________	__________
Net cash from operating activities	24,805	3,586	28,391	8,458	14,865	66,301
	__________	__________	__________	__________	__________	__________

6.	Segmental reporting

Following an internal reorganisation during the first half of 2009, the reportable segments of CSR changed from those shown in the 2008 Annual Report.

The Group’s new reportable segments under IFRS8 Operating Segments are as follows:

Handset Business Unit (HBU)	Mobile handsets
Audio and Consumer Business Unit (ACBU)	Headsets, PC, and Consumer applications
Automotive and PND (APBU)	Automotive and Personal Navigation Device (PND) applications

The reportable segments previously disclosed were Cellular and Non Cellular.

The handset and headset businesses were previously included within the Cellular segment prior to the internal reorganisation and have now been split between HBU and ACBU. The Non Cellular reportable segment has now been split between the ACBU and APBU reportable segments.

Segment revenues and results

There was no inter-segmental revenue in any of the periods shown.

The following is an analysis of the Group’s revenue and results by reportable segment in the 26 weeks ended 3 July 2009:

26 weeks ending 3 July, 2009	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	125,755	53,628	14,069	-	193,452
	__________	__________	__________	__________	__________
Result
Underlying operating profit*	(12,213)	(13,388)	4,555	-	(21,046)
	__________	__________	__________	__________	__________
Operating (loss) profit / segment result	(23,306)	(17,102)	3,487	(10,572)	(47,493)
	__________	__________	__________	__________	__________
Investment income	-	-	-	1,199	1,199
Finance costs	-	-	-	(544)	(544)
	__________	__________	__________	__________	__________
(Loss) profit before tax	(23,306)	(17,102)	3,487	(9,917)	(46,838)
	__________	__________	__________	__________	__________

*Underlying operating profit excludes amortisation of acquired intangible assets ($2.4 million in HBU, $0.1 million in APBU), share option charges ($4.2 million in HBU; $1.8 million in ACBU; $0.5 million in Auto) and integration and restructuring charges of $6.9 million.

The Group discloses both underlying operating profit and operating profit as measures of segment result as both have equal prominence in the decision-making and resource allocation process of the Chief Operating Decision Maker.

6. Segmental reporting (continued)

Investment income and finance costs are not allocated to reportable segments for the purposes of reporting to the Group’s Chief Executive Officer and Board of Directors.

The accounting policies for the reportable segments are the same as the Group’s accounting policies. The segment result represents operating profit earned by each segment without allocation of the $10.6 million of acquisition fees. A substantial proportion of R&D costs are allocated to the handset business unit.  Other operating costs are allocated on activity.  This method of cost allocation is used to report costs to the Group’s Chief Executive Officer for the purposes of resource allocation and assessment of segment performance.

The following is an analysis of the Group’s revenue and results by reportable segment in the 26 weeks ended 28 June 2008 restated for the changes in reportable segments:

26 weeks ending 28 June, 2008	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	180,433	146,481	22,355	-	349,269
	__________	__________	__________	__________	__________
Result
Underlying operating (loss) profit*	(5,103)	34,452	4,721	-	34,070
	__________	__________	__________	__________	__________
Operating profit (loss) / segment result	(62,247)	33,308	4,476	-	(24,463)
	__________	__________	__________	__________	__________
Investment income	-	-	-	3,567	3,567
Finance costs	-	-	-	(581)	(581)
	__________	__________	__________	__________	__________
(Loss) profit before tax	(62,247)	33,308	4,476	2,986	(21,477)
	__________	__________	__________	__________	__________

*Underlying operating profit excludes amortisation of acquired intangible assets ($2.4 million in HBU; $0.1 million in ACBU; $0.1 million Auto); share option charges ($1.8 million in HBU and $0.8 million in ACBU; Auto $0.2 million) and the non cash impairment charge of $52.9 million.

6. Segmental reporting (continued)

The following is an analysis of the Group’s revenue and results by reportable segment in the 53 weeks ended 2 January 2009 restated for the changes in reportable segments:

53 weeks ended 2 January, 2009	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	344,198	299,572	51,095	-	694,865
	__________	__________	__________	__________	__________
Result
Underlying operating (loss) profit*	(8,536)	63,377	17,989	-	72,830
	__________	__________	__________	__________	__________
Operating profit / segment result	(78,193)	56,248	16,687	(3,257)	(8,515)
	__________	__________	__________	__________	__________
Investment income	-	-	-	6,139	6,139
Finance costs	-	-	-	(4,075)	(4,075)
	__________	__________	__________	__________	__________
(Loss) profit before tax	(78,193)	56,248	16,687	(1,193)	(6,451)
	__________	__________	__________	__________	__________

*Underlying operating profit excludes amortisation of acquired intangible assets ($4.7 million in HBU, $0.1 million in ACBU, $0.1 million in Auto), share option charges ($3.8 million in HBU, $3.3 million in ACBU, $0.6 million in Auto), the non cash impairment charge of $52.9 million, the restructuring charge of $14.4 million and the adjustment to goodwill of $1.0 million as a result of the recognition of tax losses.

The accounting policies for the reportable segments are the same as the Group’s accounting policies. The segment result represents operating profit earned by each segment without allocation of $3.3 million of hedge ineffectiveness as a result of the restructuring.

Costs are allocated to segments based on levels of R&D and marketing activity in the period. This is the measure reported to the Group’s Chief Executive Officer for the purposes of resource allocation and assessment of segment performance.

6. Segmental reporting (continued)

Segment assets

Following the internal reorganisation, the corresponding segment specific assets have been reallocated to the new segment structure. Assets are allocated to the segment which has responsibility for their control.

		2 January 2009	27 June 2008
	3 July 2009	restated	restated
	$’000	$’000	$’000
HBU	298,614	223,171	283,560
ACBU	74,804	67,564	77,906
APBU	87,486	16,001	18,175
	__________	__________	__________
Total segment assets	460,904	306,736	379,641

Deferred tax asset	9,587	6,481	2,938
Cash flow hedges	2,402	-	1,585
Other receivables	16,952	16,566	21,789
Treasury deposits and investments	264,970	81,000	90,000
Cash and cash equivalents	131,413	180,898	122,316
	__________	__________	__________
Total assets	886,228	591,681	618,269
	__________	__________	__________

Assets allocated to reportable segments are goodwill, property, plant and equipment, intangible assets, trade receivables and inventory. All other assets are unallocated.

	3 July 2009	2 January 2009	27 June 2008
		restated	restated
	$’000	$’000	$’000
Reportable segment
HBU	156,146	91,835	92,534
ACBU	17,945	5,795	5,906
APBU	50,490	8,692	8,860
	_________	_________	_________
	224,581	106,322	107,300
	_________	_________	_________

Goodwill has been allocated to reportable segments as described above, with the provisionally determined goodwill relating to the acquisition of SiRF Technology Holdings Inc being provisionally allocated to the HBU, ACBU, APBU segment based on its anticipated future contributions to these segments.

No information is provided on segment liabilities as this measure is not provided to the chief operating decision maker.

7. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation. There have been no material changes in the type of related party transactions described in the last annual report.

8. Acquisition of subsidiaries – SiRF Technology Holdings, Inc.

On 26 June 2009, the Group acquired 100% of the issued share capital of SiRF Technology Holdings, Inc, a semiconductor supplier of Global Positioning System or GPS based location technology solutions, for a consideration of $281.5 million. Each share of SiRF common stock was exchanged for 0.741 of a CSR plc ordinary share, par value £0.001 per share. The acquisition provides CSR with leading capability in GPS which complements CSR’s existing Bluetooth and Wi-Fi solutions. The Group exchanged 47,658,246 shares in CSR plc for 100% of the issued share capital of SiRF Technology Holdings Inc at a CSR plc share price of £3.4925 and exchange rate of 1.6313 US dollars to GBP.

The initial purchase price allocation has been determined provisionally pending the completion of the final valuation of the fair value of net assets acquired.

The provisional acquisition note is shown below:

	Book value	Provisional fair value adjustments	Provisional fair value
	$’000	$’000	$’000
Financial assets	137,521	(2,349)	135,172
Inventory	8,980	5,843	14,823
Property, plant and equipment	4,364	(1,199)	3,165
Intangible assets	20,307	10,879	31,186
Financial liabilities	(38,750)	222	(38,528)
	__________	__________	__________
	132,422	13,396	145,818
	__________	__________
Provisional goodwill			135,707
			__________
Total consideration			281,525
			__________

Purchase price:
Fair value of shares issued			271,524
Fair value of share options exchanged			21,617
Less: unvested portion of the fair value of share options			(11,492)
Less: excess of fair value of vested share options over the original awards			(124)
			__________
			281,525
			__________

Net cash inflow arising on acquisition
Cash and cash equivalents acquired			66,489
Directly attributable costs ($8.8 m of costs remain in current liabilities)			(1,759)
			__________
			64,730
			__________

8. Acquisition of subsidiaries – SiRF Technology Holdings, Inc. (continued)

Cash and cash equivalents acquired totalled $66.5 million. Treasury deposits and investments of $45.0 million were also acquired giving a total of $111.5 million of cash, cash equivalents, treasury deposits and investments acquired.

The goodwill arising on the acquisition of SiRF Technology Holdings Inc, is attributable to the anticipated profitability of the Group’s products in the GPS market and the anticipated future operating synergies from the combination. It is not anticipated that the goodwill will be tax deductible.

The gross value of financial assets acquired includes receivables with a gross value of $26.1m. The fair value of those receivables acquired is $23.7 million.

SiRF Technology Holdings Inc contributed $2.1 million to revenue and a loss of $1.5 million to loss before tax for the period between the date of acquisition and the balance sheet date.

It has not been practicable to estimate the IFRS group revenue or profit which would have been attributable to equity holders of the parent if the acquisition had been completed on the first day of the financial period as the acquisition closed too close to the period end to allow all differences in accounting policy and standards to be identified and restated. This disclosure is expected to be available in the year-end financial statements.

No provisions for contingent liabilities were recognised by the Group as a result of the acquisition of SiRF Technology Holdings Inc. Note 11 contains details of contingent liabilities of the CSR plc group.

9. Restructuring

The Group commenced a restructuring exercise at the end of June 2009. This restructuring exercise resulted in restructuring costs of $3.7 million being incurred in Q2 2009 with $3.4 million being accrued for as at the period end. Further restructuring costs are anticipated in the Q3 2009.

10. Goodwill

$’000
Cost and carrying amount
At 28 December 2007	144,207
Impairment losses for the period	(36,907)
Adjustment for recognition of deferred tax asset	(978)
_________
At 2 January 2009	106,322
Adjustment to deferred consideration	(10,500)
Acquisition of SiRF Technology Holdings, Inc	135,707
Adjustments to deferred tax assets on previous acquisitions	(6,948)
_________
At 3 July 2009	224,581
_________

The adjustment to goodwill relating to the deferred consideration associated with the final milestone on the acquisition of NordNav Technologies AB where the estimated amount of the deferred consideration to be paid has been adjusted as a result of revised product sales forecasts in terms of both volume and product mix within the milestone time-limit. In line with applicable accounting standards, this adjustment has been made to the goodwill relating to this acquisition.

10. Goodwill (continued)

Goodwill on the Cambridge Positioning Systems Limited and NordNav Technologies AB acquisitions was adjusted downwards by $6.9 million due to the recognition of deferred tax assets related to the identified intangible assets recognised on those acquisitions, to the extent deferred tax liabilities existed which represented the taxable temporary differences on those intangible assets.  This resulted in an increase of $4.0 million to deferred tax assets and a charge of $2.9 million to corporation tax, representing the unwinding of those assets between the date of acquisition and the end of 2008.

11. Post balance sheet events

There have been no post balance sheet events as at the date of publication of this report that require disclosure.

12. Treasury deposits and investments

Treasury deposits and investments includes cash deposits with a maturity of date of greater than 90 days from inception and certain investments in US treasury bonds and US corporate bonds which can be classified as liquid investments.

13. Contingent liabilities

The CSR Group may be subject to claims, legal actions and complaints, including patent infringement, arising in the normal course of business. The likelihood and ultimate outcome of such an occurrence is not presently determinable; however, there can be no assurance that the CSR Group will not become involved in protracted litigation regarding alleged infringement of third party intellectual property rights or litigation to assert and protect the CSR Group’s patents or other intellectual property rights. Any litigation relating to patent infringement or other intellectual property matters could result in substantial cost and diversion of the CSR Group’s resources that could materially and adversely affect its business and operating results.

From time to time, the CSR Group enters into types of contracts that contingently require it to indemnify parties against third party claims. These contracts primarily relate to: (i) real estate leases, under which the CSR Group may be required to indemnify property owners for environmental and other liabilities, and other claims arising from use of the applicable premises; (ii) agreements with the CSR Group’s officers, directors and employees, under which the CSR Group may be required to indemnify such persons from liabilities arising out of their employment relationship; and (iii) agreements with customers to purchase chip sets and to license the CSR Group’s IP core technology or embedded software, under which the CSR Group may indemnify customers for intellectual property infringement claims, product liability claims or recall campaign claims related specifically to the CSR Group’s products. As for indemnifications related to intellectual property, these guarantees generally require the CSR Group to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims alleged against the CSR Group’s products. Indemnifications related to product liability claims generally require the CSR Group to compensate the other party for damages stemming from use of the CSR Group’s products.

Indemnifications related to recall campaigns generally require the CSR Group to compensate the other party for costs related to the repair or replacement of defective products. The nature of the intellectual property indemnification, the product liability indemnification, and the recall campaign indemnification prevents the CSR Group from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers in the event it is required to meet its contractual obligations.

Historically, the CSR Group has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations. The CSR Group can provide no assurance as to the impact of the litigation on its customers and it may be subject to indemnification claims in the future. To date, the CSR Group has not received any claims for indemnification with respect to the International Trade Commission (“ITC”) Final Determination (as defined below). However, the CSR Group has covered the litigation expenses related to the ITC investigation.

Patent disputes

a) Case No. SACV06-1216 (U.S. District Court, Santa Ana, California)

On 15 December 2006, SiRF Technology, Inc. (“SiRF”), a subsidiary of SiRF Technology Holdings, Inc. filed a patent infringement complaint against Global Locate and its United States distributor, SBCG, Inc. Global Locate answered the complaint and filed counterclaims alleging patent infringement and violations of the Sherman Antitrust Act and of the California Business and Professions Code. The case has been stayed pending resolution of the ITC investigation described below.

b) ITC Investigation No. 337-TA-602

On 2 April 2007, Global Locate requested that the ITC commence an investigation of certain GPS devices and products made for, by, or sold by or for SiRF and the customers named in the investigation, E-TEN Information Systems Co., Ltd., Mio Technology Ltd, USA, MiTAC International Corp. and Pharos Science & Applications, Inc. (“the Named Respondents”). As a result, on 7 May 2007, the ITC instituted an action titled “In the Matter of Certain GPS Devices and Products Containing Same” (“the Investigation”). Upon its acquisition of Global Locate, Broadcom Corporation was subsequently added as an additional complainant to the Investigation.

On 8 August 2008, the Administrative Law Judge (“ALJ”) issued an Initial Determination (“ID”) finding that all six of the asserted Broadcom patents (1) had an existing domestic industry, (2) were valid, and (3) were infringed by certain of SiRF’s products. The ITC issued its Final Determination on 15 January 2009 effectively affirming the ALJ’s ID. As a consequence, the ITC issued a Limited Exclusion Order (“LEO”) against SiRF and the Named Respondents and Cease and Desist Orders against SiRF and two of the Named Respondents. The LEO prohibits the unlicensed entry of infringing products into the United States (by or on behalf of SiRF or the Named Respondents) that are covered by the asserted patent claims. The LEO, however, does not extend to “downstream” articles of non-respondents that incorporate such covered products. The Cease and Desist Orders prohibit SiRF and two of the Named Respondents, among other things, from selling covered products in the United States.

On 1 May 2009, SiRF filed its opening appeal brief in the United States Court of Appeals for the Federal Circuit seeking review of the ITC’s orders and determinations. In a letter dated 21 May 2009, United States Customs ruled that SiRF’s redesigned GPS chips fall outside the scope of the LEO. In light of its ruling, Customs issued instructions to U.S. ports not to exclude from entry into the United States the redesigned SiRF chips and products containing them.

c) Case No. SACV08-546 (U.S. District Court, Santa Ana, California)

On 14 May 2008, Broadcom filed a patent infringement complaint against SiRF alleging infringement of four patents purportedly assigned to Broadcom and seeking both monetary damages and an injunction. On 4 June 2008, SiRF answered the complaint and filed counterclaims seeking declaratory judgment of non-infringement and invalidity of all four patents. Two of the four patents are currently being re-examined by the United States Patent and Trademark Office. The case is scheduled to go to a hearing before the court for construction of the patent claims (known as a Markman hearing), in January 2010 and for trial in November 2010.

Securities Actions

a) U.S. District Court Cases

In February 2008, multiple putative class action lawsuits were filed in the United States District Court for the Northern District of California against SiRF and certain of its officers and directors. These complaints allege that SiRF, and certain of its officers and directors, made misleading statements and/or omissions relating to its business and operating results in violation of the federal securities laws. These federal cases were consolidated and a settlement agreement was recently achieved for $2.9M (two million nine hundred thousand dollars), which is entirely covered by SiRF’s insurance. The settlement is in the process of being approved by the Court.

b) California State Court Cases

Two consolidated shareholder derivative lawsuits were filed in February 2008 in the Superior Court of the State of California (Santa Clara County) against certain of SiRF’s officers and directors. These two lawsuits were consolidated with two shareholder lawsuits filed in February 2009 relating to the SiRF-CSR Merger Agreement. On 22 May 2009, SiRF signed a Memorandum of Understanding pursuant to which it agreed to settle all of the aforementioned California state court litigation for $385K (three hundred eighty five thousand dollars).

SiRF became a member of the CSR Group and an indirect subsidriay of CSR plc on June 26, 2009. The outcome of any litigation is uncertain and either favourable or unfavourable outcomes could have a material impact. If infringement claims are brought against the CSR Group, these assertions could distract the CSR Group’s management and necessitate the CSR Group’s expenditure of potentially significant funds and resources to defend or settle such claims. No assurance can be made that third parties, including Broadcom, will not seek to commence additional litigation against the CSR Group including requesting formal enforcement action against SiRF and/or the CRS Group, or that the pending litigation with Broadcom will not have a material adverse effect on the CSR Group’s business.

The CSR Group cannot be certain that it will have the financial resources to defend itself against any patent or other intellectual property litigation. If the CSR Group is unsuccessful in any challenge to its rights to market and sell its products, the CSR Group may, among other things, be required to:

▪	pay actual damages, royalties, lost profits and/or increased damages and the third party’s attorneys’ fees, which may be substantial;
▪	cease the development, manufacture, use, marketing and/or sale of products that use the intellectual property in question through a court-imposed sanction called an injunction;
▪

expend significant resources to modify or redesign its products, manufacturing processes or other technology so that it does not infringe others’ intellectual property rights or to develop or acquire non-infringing technology, which may not be possible; or

▪

obtain licenses to the disputed rights, which could require the payment of substantial upfront fees and future royalty payments and may not be available to it on acceptable terms, if at all, or to cease marketing the challenged products.

Before the CSR Group could be successful in defending an infringement claim, the CSR Group’s customers may already be reluctant to include the CSR Group on their future product design. Therefore, even if the CSR Group is successful in defending an infringement claim, negative publicity could already have a material adverse effect on its business in addition to the expense, time delay, and burden on management of litigation.

No provision has been made in the Interim Report as the Directors do not consider that, based on presently existing facts, a conclusion can be made that a material financial loss arising from damages, royalties or third party attorney fees related to the presently existing infringement claims is probable.

Independent Review Report to CSR plc

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the 26 weeks ended 3 July 2009 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and related notes 1 to 13. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting," as adopted by the European Union and as issued by the International Accounting Standards Board.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the 26 weeks ended 3 July 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and as issued by the International Accounting Standards Board, and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority .

Deloitte LLP

Chartered Accountants and Statutory Auditors

London, United Kingdom

A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.